As filed with the Securities and Exchange Commission on May 15, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Qudian Inc.

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, New York 10016

(212) 947-7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	Allan Grauberd, Esq. Moses & Singer LLP The Chrysler Building 405 Lexington Ave New York, NY 10174 212-554-7800

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one Class A ordinary shares of Qudian Inc.	200,000,000 American Depositary Shares	$0.05	$10,000,000	$1,212.00

1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt the form of which is filed as Exhibit (a)(2) to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION

Qudian Inc. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the United States Securities and Exchange Commission (the "Commission").  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”), including the form of American Depositary Receipt. — Previously filed as Exhibit (a) to the Registration Statement on Form F-6 (No. 333-220779) filed with the Commission on October 3, 2017 and incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 15, 2019.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A ordinary shares, par value US$0.0001 per share of Qudian Inc.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

By:	/s/ Jean Paul Simoes
	Name:	Jean Paul Simoes
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Xiamen, the People's Republic of China, on May 15, 2019.

QUDIAN INC.

By:	/s/ Min Luo
	Name:	Min Luo
	Title:	CEO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Min Luo and Carl Yeung, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on May 15, 2019, in the capacities indicated.

Signature	Title

/s/ Min Luo	Chairman and Chief Executive Officer
Name: Min Luo	(principal executive officer)

/s/ Lianzhu Lv	Director
Name: Lianzhu Lv

/s/ Carl Yeung	Chief Financial Officer
Name: Carl Yeung

/s/ Yifan Li	Independent Director
Name: Yifan Li

/s/ Rocky Ta-Chen Lee	Independent Director
Name: Rocky Ta-Chen Lee

/s/ Shengwen Rong	Independent Director
Name: Shengwen Rong

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Qudian Inc., has signed this registration statement in New York, New York, United States of America on May 15, 2019.

Cogency Global Inc.

By:	/s/ Chiang Sheung Lin
	Name:	Chiang Sheung Lin
	Title:	Assistant Secretary

Index to Exhibits

Exhibit	Document
(a)(2)	Form of American Depositary Receipt
(d)	Opinion of Counsel
(e)	Rule 466 Certification